UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 0)*

IPC The Hospitalist Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Security)

44984A105

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons: Clifton Park Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only): 45-3122370		
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒		
3.	SEC Use Only		
4.	Citizenship or Place of Organization: Delaware		
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: -0-	
	6.	Shared Voting Power: 943,600	
	7.	Sole Depositive Power: -0-	
	8.	Shared Depositive Power: 943,600	
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 943,600		
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐		
11.	Percent of Class Represented by Amount in Row (9): 5.7%		
12.	Type of Reporting Person (See Instructions): CO		

Item 1.
    (a) Name of Issuer: IPC The Hospitalist Company, Inc.
    (b) Address of Issuer's Principal Executive Offices:
          4605 Lankershim Boulevard, Suite 617
          North Hollywood, California 91602

Item 2.
    (a) Name of Person Filing: Clifton Park Capital Management, LLC
    (b) Address of Principal Business Office or, if none, Residence:
          2711 Centerville Road, Suite 300
          Wilmington, Delaware 19808-1645
    (c) Citizenship: Delaware
    (d) Title of Class of Securities: Common Stock
    (e) CUSIP Number: 44984A105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a) ☐ Broker of dealer registered under Section 13 of the Act (15 U.S.C. 78o).
    (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
    (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
    (e) ☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
    (f) ☐ An employee benefit plan in accordance with §240.13d-1(b)(1)(ii)(F).
    (g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
    (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
    (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
    (j) ☐ Group in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
    (a) Amount beneficially owned: 943,600
    (b) Percent of class: 5.7
    (c) Number of shares as to which the person has:
        (i).   Sole power to vote or to direct the vote:
        (ii).   Shared power to vote or to direct the vote: 943,600
        (iii).   Sole power to dispose or to direct the disposition of:
        (iv).   Shared power to dispose or to direct the disposition of: 943,600

Item 5. Ownership of Five Percent or Less of a Class
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person
        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company
        Not applicable.

Item 8. Identification and Classification of t Members of the Group
        Not applicable.

Item 9. Notice of Dissolution of the Group
        Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
Date

/s/ Bruce Walkup
Signature

Bruce Walkup/Business Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, *provided, however*, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (*See* 18 U.S.C. 1001)